CHINA INTERNET CAFÉ HOLDINGS GROUP, INC.

#1707, Block A, Genzon Times Square

Longcheng Blvd, Centre City, Longgang District

Shenzhen, Guangdong Province

People’s Republic of China 518172

86 -755- 89896008

June 14, 2012

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mara Ransom – Assistant Director

Re:	China Internet Café Holdings Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 3, 2012

File No. 333-173407

Amendment No. 1 to Form 10-K for the year ended December 31, 2010

Filed August 16, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 21, 2011

File No. 000-52832

Dear Ms. Ransom:

We are responding to comments contained in the Staff letter, dated March 1, 2012, addressed to Mr. Dishan Guo, the Chairman, Chief Executive Officer and Chief Financial Officer of China Internet Café Holdings Group, Inc. (the “Company”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on February 3, 2012 (the “Form S-1/A”), the Company’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 filed August 16, 2011, and the Form 10-Q for the fiscal quarter ended September 30, 2011 filed November 21, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No. 2 to Registration Statement on Form S-1

Selling Shareholders, page 26

1.	We note your response to comment one of our letter dated August 8, 2011, and your revised disclosure. Please address the following points:

•	As previously requested, please clarify for us whether any of the selling shareholders who are not registered broker-dealers or affiliates of registered broker-dealers are in the business of underwriting securities.
•	Please revise your broker-dealer disclosure on page 26 to identify Halycon as a registered broker-dealer. In this regard, we note your footnote disclosure to this effect on page 30.
•	Please note that the footnote numbers included in the table do not match the footnote numbers in the footnotes to the table. Please revise the numbers accordingly.
•	Please confirm to us, if true, that the selling security holders who are registered broker-dealers and affiliates of registered broker-dealers received the securities being registered for resale by them as compensation for placement agent services in connection with your February 22, 2011 private placement. For any of such selling security holder for whom you cannot provide such confirmation, please tell us the circumstances under which such selling security holder received its securities.

Response:

•	The selling shareholders who are not registered broker-dealers or affiliates of registered broker-dealers are not in the business of underwriting securities.
•	We have revised our broker-dealer disclosure on page 26 to identify Halcyon as a registered broker.
•	We have amended the footnote numbers so that they correspond to those in the table.
•	The selling security holders who are registered broker-dealers and affiliates of registered broker-dealers received the securities as compensation for placement agent services in connection with our February 22, 2011 private placement but these securities are NOT being registered for resale by them.

The Offering, page 8

2.	We note your response to comment six of our letter dated August 8, 2011, and your revised disclosure. We note that you now disclose that you have 21,308,247 shares of common stock outstanding prior to the offering and that you anticipate having 28,081,276 shares of common stock outstanding after the offering. However, we note that your letter to us dated February 3, 2012 disclosed that you have 21,254,377 shares of common stock outstanding prior to the offering and that you anticipate having 28,027,406 shares of common stock outstanding after the offering. Please clarify for us which of these sets of figures is correct. If necessary, please revise your prospectus so that it contains the correct figures for the numbers of shares outstanding.

Response:

The 21,308,247 shares of common stock outstanding prior to the offering and the 28,081,276 shares of common stock outstanding after the offering were the correct numbers. However, as of June 13, 2012, the number of shares outstanding prior to the offering was 21,361,534 and the number of shares outstanding after the offering would be 28,134,563. We have corrected the prospectus as necessary.

Selling Shareholders, page 26

3.	We note your response to comment 16 of our letter dated August 8, 2011. Notwithstanding your response, you do not appear to have revised your disclosure in response to the comment. As previously requested, please revise the heading of the second column to indicate that it represents the number of shares of currently outstanding common stock held prior to the offering, and revise the heading of the third column to indicate that it represents the number of shares of common stock beneficially owned and offered pursuant to the prospectus.

Response:

The second and third columns of the selling shareholder table have been revised accordingly.

Management’s Discussion and Analysis…, page 46

Overview, page 46

4.	We note your response to comment 27 in our letter dated August 8, 2011, and your revised disclosure. We note in particular- the following new statement on page 46: "Their [Chinese Internet Cafe Online's] research represents the belief of a third party and not that of the Company." As you have adopted the third-party's statement that you are the largest Internet cafe chain operator in Shenzhen by publishing it in your prospectus, please revise the aforementioned sentence to clarify that the statement does represent the company's belief.

Response:

We have amended the relevant sentence in the “Overview” section to read:

We have been recognized by the Chinese Internet Café Online, the only Chinese internet café industry website dedicated to the field of internet business and industry practitioners to provide professional internet café marketing and information services as, and it is also our belief that we are the largest Internet café chain operator in Shenzhen ~~by the Chinese Internet Café Online, the only Chinese internet café industry website dedicated to the field of internet business and industry practitioners to provide professional internet café marketing and information services~~.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 15. Income Tax, page F-20

5.	We note your response to comment 39 from our letter dated August 8, 2011 and are still unclear why there "are no material timing differences" generating deferred tax assets and/or liabilities other than your net operating loss carry forwards. Although you indicate that depreciation of your property, plant and equipment and intangible assets are the same for book and tax purposes and that your revenues are primarily on a cash basis, we note that you reflect other items in your financial statements that would appear to generate temporary differences, such as deferred revenue and payroll accruals. Please clarify if you did not recognize these other deferred tax assets and/or liabilities due to immateriality' and, if so, explain how this treatment complies with U.S. GAAP. If you did recognize these other deferred tax assets and/or liabilities within your financial statements, please disclose, as previously requested, the components of your deferred tax assets and liabilities on a gross basis as required by ASC 740-10-50-2.

Response:

We have revised/amended the disclosure of income tax provision and disclosed the components of deferred tax assets and liabilities on a gross basis as required by ASC 740-10-50-2 in 2010 and 2011 10K and all 2011 10Q/As.

We also deleted the sentence of “no material timing differences” because there are timing differences due to accrued expenses in the financial statements.  There are no material timing differences for deferred revenue because the tax reports were on a modified cash basis recognizing the revenue essentially the same as the financial statements revenue. We have revised the disclosures to detail the components of the Deferred Tax Assets related to the accrued expenses in the financial statements.

Note 23. Additional Information — Condensed Financial Statements of the Company, page F-28

6.	We note your response to comment 41 from our letter dated August 8, 2011 that the information required by Rule 4.08(e)(1) is included in the "Risks Related to Our Business" section of your registration statement. Considering these requirements are form and content rules for the financial statements, you must include this information within the financial statements. Accordingly, please revise your financial statements to disclose the most significant restrictions on the payment of dividends indicating their sources and pertinent provisions and the amount of retained earnings or net income that is restricted as required by Rule 4.08(e)(1) of-Regulation S-X as well as the disclosures required by Rule 4.08(e)(3)(ii) and Rule 12.04(b) of Regulation S-X.

Response:

We have included the payment of dividends in the 2011 10K for the year ended December 31, 2011. In addition, and per your comment, we have revised Note 23 of our financial statements to include the following disclosure of the most significant restrictions on the payment of dividends and pertinent provisions and the amount of retained earnings or net income that is restricted as required by Rule 4.08(e)(1) of-Regulation S-X as well as the disclosures required by Rule 4.08(e)(3)(ii) and Rule 12.04(b) of Regulation S-X.

“Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations.

Our subsidiary in the PRC is also required to set aside a portion of its after tax profits according to PRC accounting standards and regulations to fund certain reserve funds. Currently, our subsidiary in the PRC is the only sources of revenues or investment holdings for the payment of dividends. If it does not accumulate sufficient profits under PRC accounting standards and regulations to first fund certain reserve funds as required by PRC accounting standards, we will be unable to pay any dividends.

As of December 31, 2011 and 2010, $718,744 was appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserves, amounting to $2,214,999 as of December 31, 2011and 2010.”

7.	We note your response to comment 43 from our letter dated August 8, 2011 and your changes to the parent only financial statements in this footnote. Please address the following items:

•	We note that you have changed the line item called "Net loss" to "Net loss of parent company only." Please explain to us why you believe it is appropriate to have a subtotal between income taxes and share of income from subsidiaries and clarify how your presentation complies with Rule 5-03(b) of Regulation S-X. Considering the share of income from subsidiaries is part of the net income of the parent company, the title "Net loss of parent company only does not appear to be an appropriate title. Please revise.

•	Additionally, please revise your statements of cash flows on page F-30 to begin with your net income and not the subtotal for net loss prior to share of income from subsidiaries.

Response:

We have revised the line item in our 2010 10K/A to reflect (1) the share of income from subsidiaries in non-operating income and call “Equity in earnings of unconsolidated subsidiaries”; (2) the shares of income from subsidiaries in the beginning of our statements of cash flows.

Condensed Consolidated Financial Statements for September 30, 2011, page F-31

Note 12. Series A Preferred Stock and Warrants, page F-45

8.	We note your response to comment 46 from our letter dated August 8, 2011 and have the following comments:

•	Tell us in further detail how you determine the fair value of your common stock. In doing so, explain how you apply the market approach in determining enterprise value and discuss the significant estimates and assumptions used in your valuations. Also explain how often you perform valuations and/or adjust the fair value of your common stock.

•	As previously requested, please tell us in sufficient detail how you determined the fair values of the bifurcated embedded derivative on your convertible preferred stock and the derivative warrant liability. Please note that the fair values of your derivatives should be determined using appropriate valuation models, such as a lattice, binomial, and/or Monte Carlo simulation approach.

•	Tell us if you utilize an independent appraisal firm to assist you in determining the fair value of your common stock and/or derivatives.

Response:

As noted in our response to comment 9 below, in view of the Staff’s guidance, we have revised our accounting for our Series A Preferred Stock and Warrants to use the quoted market price at each relevant date to determine the fair value of our common stock, rather than relying on an estimate of enterprise value as the basis for that valuation.

The enterprise value used previously was determined primarily based on a price-earnings multiple of our projected net income. The P/E ratio of six that was used was based on advice received from our placement agents at the time the Series A Preferred Stock and Warrants were placed. Because our estimates of net income for the year did not change at June 30 and September 30, 2011, there was previously no change in the estimated enterprise value or in the estimated fair value per share at those dates.

The fair values of the bifurcated embedded derivative in the Series A Preferred Stock and the derivative warrant liability were previously, and have continued to be, determined using a binomial option pricing model. To assist us in determining the appropriate accounting for the Series A Preferred Stock and the Warrants and in utilizing a binomial option pricing model, we engaged the services of an independent public accounting firm.

9.	We note your response to comment 47 from our letter dated August 8, 2011 that you had not used current prices of actual trades of your common stock in your valuation of your warrants and the embedded derivative in ) our Series A Preferred Stock at March 31, 2011 because trading of your shares has been "sporadic." We further note that in your valuations of these derivatives as of June 30, 2011 and September 30, 2011 you have continued to use $2.16 as the fair value of your common stock even though your shares have traded between $0.50 and $1.25 in the six months ended September 30, 2011. Please note that fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Although it is reasonable that the fair value of' your common shares may not exactly equal your publicly traded market prices, we are unclear why you believe the market prices, generally Level 1 inputs, are not relevant observable inputs and should be disregarded in determining the fair value of-your common stock. Please note that it is the SEC Staff's and FASB Staffs views that a quoted market price in an active market, as defined in ASC 820-10-20, for an identical asset is most representative of fair value and thus is required to be used, generally without adjustment, in fair value measurements. Furthermore, transactions in inactive markets, although likely not determinative, should be considered in management's estimate of' fair value if those transactions are orderly, as defined in ASC 820-10-20. Accordingly, please tell us in detail why it appears you do not consider recent prices from actual sales of your common stock to be relevant observable inputs. If you do not believe your common shares are actively traded, please tell us in reasonable detail how you reached that conclusion including explaining why transaction frequency and volumes are insufficient to provide ongoing pricing information. Additionally, please tell us if you believe that the persons who have traded in your stock are not market participants, as defined in ASC 820-10-20, or the transactions are not orderly such that you believe it is appropriate to disregard publicly traded stock prices in estimating fair value.

Response:

As discussed in our response to comment 8 above and in light of the Staff’s guidance, we have re-considered our use of an enterprise value approach to determining the fair value of our common stock. We have revised our accounting to use the quoted market price at each relevant date to determine the fair value of our common stock.

Accordingly, we have revised our unaudited quarterly financial statements for the periods ended March 31, June 30, and September 30, 2011, which have been restated to correct the errors in the valuation of derivative instruments. The quoted market prices to value the derivatives were used to replace an enterprise value approach even though the limited trading of the Company’s stock.

The effect of restatements to correct the errors referred impact on the quarterly consolidated balance sheets as of March 31, 2011, the consolidated statement of income and comprehensive income and the consolidated statement of cash flows for the three months ended March 31, 2011 are presented below:

•	Decreased advisory fees expenses $223,260 and derivative financial instruments – day one loss approximately $1.12 million.
•	Increased loss of derivative financial instrument in preferred stock and warrants approximately $1.53 million and $0.82 million, respectively
•	Increased net loss of approximately $1.0 million
•	Basic and diluted earnings per shares decreased from earning $0.01 per share to loss $0..04 per share
•	Fair market value of financial instruments in preferred stock and warrants decreased approximately $2.26 million and $1.20 million, respectively
•	Additional paid in capital decreased approximately $0.48 million and retained earnings decreased approximately $1.01 million
•	Preferred stock increased approximately $3.68 million from $-0-

The effect of restatements to correct the errors referred impact on the quarterly consolidated balance sheets as of June 30, 2011, the consolidated statement of income and comprehensive income and the consolidated statement of cash flows for the six months ended June 30, 2011 are presented below.

•	Decreased advisory fees expenses $338,942 and $115,683 for the six and three months ended June 30, 2011, respectively, and derivative financial instruments – day one loss approximately $1.12 million.
•	Increased gain of derivative financial instrument in preferred stock and warrants approximately $0.39 million and $0.18 million, respectively, for the six months ended June 30, 2011
•	Increased gain of derivative financial instrument in preferred stock and warrants approximately $1.92 million and $1.00 million, respectively, for the three months ended June 30, 2011
•	Increased net income of approximately $2.0 million and $3.0 million for the six and three months ended June 30, 2011
•	Basic and diluted earnings per shares increased $0.10 and $0.04 per share for the six months ended June 30, 2011
•	Basic and diluted earnings per shares increased $0.14 and $0.12 per share for the three months ended June 30, 2011
•	Fair market value of financial instruments in preferred stock and warrants decreased approximately $4.18 million and $2.75 million, respectively
•	Additional paid in capital increased approximately $0.48 million and retained earnings increased approximately $2.02million
•	Preferred stock increased approximately $3.68 million from $-0-

The effect of restatements to correct the errors referred impact on the quarterly consolidated balance sheets as of September 30, 2011, the consolidated statement of income and comprehensive income and the consolidated statement of cash flows for the nine months ended September 30, 2011 are presented below.

•	Decreased advisory fees expenses $445,895 and $116,953 for the nine and three months ended September 30, 2011, respectively, and derivative financial instruments – day one loss approximately $1.12 million.
•	Increased gain of derivative financial instrument in preferred stock and warrants approximately $0.83 million and $0.40 million, respectively, for the nine months ended September 30, 2011
•	Increased gain of derivative financial instrument in preferred stock and warrants approximately $0.45 million and $0.22 million, respectively, for the three months ended September 30, 2011
•	Increased net income of approximately $2.8 million and $0.8 million for the six and three months ended June 30, 2011
•	Basic and diluted earnings per shares increased $0.13 and $0.13 per share for the nine months ended September 30, 2011
•	Basic and diluted earnings per shares increased $0.04 and $0.05 per share for the three months ended September 30, 2011
•	Fair market value of financial instruments in preferred stock and warrants decreased approximately $4.63 million and $2.42 million, respectively
•	Additional paid in capital increased approximately $0.48 million and retained earnings increased approximately $2.81million
•	Preferred stock increased approximately $3.68 million from $-0-

Note 16. Earnings per Share, page F-53

10. We note your response to comment 48 from our letter dated August 8, 2011 that you have revised diluted EPS to account for the dilutive effect of potentially issuable shares. However, you do not appear to have included any of these potentially dilutive shares in your calculation of-diluted EPS and continue to disclose that all potentially issuable shares were anti-dilutive. As previously requested, please demonstrate to us how your Series A preferred stock and warrants were antidilutive to earnings per share. If you believe these shares should have been included in your diluted EPS calculations, please revise your filing accordingly. Please note that if you exclude these shares 1i-om diluted EPS, your basic and diluted EPS figures should be equal and you should not adjust the numerator of your diluted EPS calculations for the preferred stock dividends or gains and losses on your derivative instruments. We note that your Form 10-Q for the quarterly period ending September 30, 2011 erroneously presents a diluted EPS figure for the 9 months ended September 30, 2011 that exceeds the basic EPS figure.

Response:

As a result of revising the valuation of our derivative instruments, we have revised the EPS calculations.

For the six months ended June 30, 2011, the nine months ended September 30, 2011, the year ended December 31, 2011 and the three months ended March 31, 2012, the 4,274,703 shares of preferred stock were diluted and calculated in the weighted average diluted shares and diluted EPS. However, the warrants and options were anti-diluted because their exercise prices were higher than the average market prices. That’s the reason why the diluted weighted average shares are more than the basic weighted average shares.

The corrected EPS has included in the amendment 10Q/A for the nine months ended September 30, 2011.

Recent Sales of Unregistered Securities, page 68

11. We note your response to comment 49 in out- letter dated August 8, 2011. As previously requested, please briefly expand your disclosure to state the facts upon which you relied to quality for an exemption from registration under Rule 506 of Regulation D for the private placement on February 22, 2011.

Response:

We believe that we fall Rule 506 of Regulation D’s “safe harbor” for the private offering exemption of Section 4(2) of the Securities for the following reasons:

•	We did not use a general solicitation or advertisement to market the securities. TriPoint, our placement agent had an existing relationship with all the selling shareholders.
•	All investors were provided a PIPE acknowledgement letter required to be acknowledged in advance of any communication regarding the offering or issuer. In that regard, TriPoint had also ascertained that all the selling shareholders were either “accredited investors” or sophisticated investors — that is, they must have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment;
•	All investors were provided a copy of the company’s Private Placement Memorandum;
•	The company was available to answer questions by prospective investors;
•	Financial statements certified by a public accountant were made available to the prospective investors; and
•	All the investors were issued “restricted securities”.

We have included the abovementioned added disclosure in the second paragraph of “Recent Sales of Unregistered Securities”.

Exhibit 5.1

12.	We note your response to comment 51 in our letter dated August 8, 2011, as well as counsel's revised legality opinion. The opinion still fails to address the fact that 474,967 of the shares are already issued and outstanding. Please have counsel revise its opinion accordingly.

Response:

Counsel has revised its opinion accordingly.

Amendment No. 1 to Form 10-K for the year ended December 31, 2010

Controls and Procedures, page 44

Management's Report on Internal Control over Financial Reporting, page 44

13.	We note your response to comment 52 from our letter dated August 8, 2011 and the revisions made in your Form 10-K/A filed August 16, 2011. Although your revised disclosures indicate that disclosure control and procedures were not effective at December 31, 2010, you do not indicate that your internal controls over financial reporting were not effective at December 31, 2010. Please revise your filing to affirmatively indicate that your internal controls over financial reporting were not effective.

Response:

We have revised our disclosure to affirmatively indicate that our internal controls over financial reporting were not effective in Amendment No. 2 to Form 10-K on June 11, 2012 as follows:

Based on management’s evaluation, our chief executive officer and chief financial officer concluded that, as a result of the material weakness described below, as of December 31, 2010, our disclosure controls and procedures (“Disclosure Controls”) and our internal controls over financial reporting are not designed at a reasonable assurance level and are ineffective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Form 10-Q for the quarter ended September 30, 2011

Item 4. Controls and Procedures, page 14

Evaluation of our Disclosure Controls, page 14

14.	We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. However, we also note that you disclose that there have been no changes in your internal control over financial reporting in the fiscal quarter. Since you concluded that you disclosure controls and procedures were not effective for the quarter ended June 30, 2011, please explain to us how you were able to conclude that they were effective in the quarter ended September 30, 2011 without any changes in your internal control over financial reporting.

Response:

We have amended our evaluation to provide that our disclosure controls and procedures were ineffective for the quarter ended September 30, 2011 in our Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on June 14, 2012 since there had been no changes to our internal control over financial reporting for that period from the quarter ended June 30, 2011.

Exhibit 31.1

15.	We note that you have modified the language in paragraph 4 to remove internal control over financial reporting from the introductory language. Please amend your report to include certifications with the exact wording from Item 601 of Regulation S-K.

Response:

Our report has been amended to include certifications with the exact wording from Item 601 to Regulation S-K.

We acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dishan Guo
Dishan Guo
Chief Executive Officer